Contact

www.linkedin.com/in/evepicker (LinkedIn)
www.rethinkrealestateforgood.co (Company)
www.smallchange.co (Company)

Top Skills

Economic Development
Community Development
Nonprofits

Honors-Awards

The Rockefeller Foundation Bellagio Center Residency Program, 2011

Village Capital's US FinHealth Accelerator, 2021 - 2022

7 top Real Estate Crowdfunding Platforms of 2020 by US News

Best Real Estate Crowdfunding Platforms in 2022 by Nav.com

Selected as the top Innovator in the “Capital” category by HIVE (Hanley Wood) 2017

Publications

Bisnow Reports

Eve Picker

Lover of cities. Architect. Urban designer. Real estate developer. Fintech pioneer. Urban change agent.
Pittsburgh, Pennsylvania, United States

Summary

Lover of cities. Architect. Urban Designer. Real estate developer. FinTech pioneer. Urban change agent. I am the founder of Small Change, a real estate equity crowdfunding platform opening the door for socially responsible real estate funded by everyday people. My world has always been wrapped around cities and change.
My background as an architect, city planner, urban designer, real estate developer, community development strategist, publisher, and instigator give me a rich understanding of how cities work, how urban neighborhoods can be revitalized, what policies are needed to do it, and the unique marketing that creates the buzz needed for integration.

You can review my full bio here - https://rethinkrealestateforgood.co/about-eve/

Experience

Small Change
Founder & CEO
May 2016 - Present (6 years 6 months)
Pittsburgh, Pennsylvania, United States

We're a real estate crowdfunding platform, matching developers with every day investors.

Rethink Real Estate. For good.
Podcaster
July 2019 - Present (3 years 4 months)

cityLAB, Inc.
Founder
July 2009 - December 2017 (8 years 6 months)
Pittsburgh

cityLAB is a do tank, not a think tank. cityLAB performs experiments with the city as its laboratory. Experiments are chosen to seed economic development, attract talent, create a buzz and effect positive change in the city, from inside and outside

cityLIVE!

Co-founder

2007 - 2012 (5 years)

Co-founder, collaborator and project manager of this city centric event series. Events are monthly forum discussions about important local and regional issues. Responsibilities include fundraising, programming and marketing.

Education

Columbia University in the City of New York

Masters, Urban Design

University of New South Wales

Bachelor of Architecture (BArch), Architecture